Exhibit N-1

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED (“ACT”)
[Release No. 35-________]

_______________________

In the Matter of
Black Hills Corporation
625 Ninth Street
Rapid City, SD 57701
(70-____________)
_______________________

        Black Hills Corporation (“Black Hills” or “Applicant”) has filed an Application-Declaration on Form U-1 requesting authorization and approval for the ongoing financing and investment activities, intrasystem services, and other transactions, in which Applicant will engage following an internal restructuring of various functions and activities which will enable Black Hills to become a registered holding company under the Act. Black Hills states that it is undertaking this internal restructuring because of the dramatic changes that are occurring in the electric utility industry in the western United States, the growth of its subsidiaries’ wholesale power marketing activities in the western United States, and the unique opportunities that currently exist to expand Black Hills’ utility business in South Dakota and neighboring states. Upon completion of the internal restructuring, Black Hills will register as a holding company under Section 5 of the Act.

        The Application-Declaration seeks authorization for Black Hills to issue and sell from time to time common stock and, directly or indirectly, short-term and long-term debt securities and other forms of preferred or equity-linked securities for the period through December 31, 2007 (the “Authorization Period”). The aggregate amount of all such securities issued during the Authorization Period will not exceed $1 billion.

        The Application-Declaration also seeks authorization for the Applicants to have an aggregate to up to $350 million in short term debt outstanding at any one time under existing revolving credit facilities, provide additional guarantees up to an aggregate amount of $400 million, engage in certain hedging transactions, establish money pools and financing subsidiaries and issue up to 2.7 million additional shares of Black Hills common stock under its existing dividend reinvestment plan and various employee benefit and incentive plans during the Authorization Period, as well as other related financing matters.

        The Application-Declaration also seeks authorization for Black Hills to issue and sell securities for the purpose of funding investments in Exempt Wholesale Generators (“EWGs”) and Foreign Utility Companies (“FUCOs”) in an aggregate amount not to exceed $1.4 billion, an amount in excess of 50% of Black Hills’ current consolidated retained earnings, pursuant to a Modified Rule 53 Test, engage in certain development and administrative activities, acquire up to $300 million in additional energy-related assets, establish new intermediate subsidiaries for internal corporate restructuring, engage in internal corporate reorganizations, and acquire certain energy-related businesses outside the United States.

        The Application-Declaration also seeks approval of the designation of Black Hills Services Company (“Black Hills Services”) as the service company for the Black Hills System in accordance with Section 13 and the Rules under the Act, approval of a standard form of services agreement, authorization for certain subsidiaries to provide certain services to each other and Black Hills at cost, authorization for certain subsidiaries to continue to provide goods and services to Black Hills Power at market prices for a limited period of time, and authorization for the phase-in of full implementation of all the intrasystem service requirements.

        To the extent necessary, Black Hills also requests that the Commission make findings under Section 11(b)(1) of the Act that the electric utility system of Black Hills constitutes an “integrated” electric utility system within the meaning of Section 2(a)(20) of the Act, and that the existing nonutility operations of Black Hills and its subsidiaries may be retained.

        The Application-Declaration and any amendments thereto are available for public inspection through the Commission’s Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by September 3, 2004, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on Black Hills at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, of ordered, and will receive a copy of any notice or order issued in the matter. After said date, the Application-Declaration, as filed or as amended, may be granted and/or permitted to become effective.

        For the Commission, by the Division of Investment Management, pursuant to delegated authority.